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03001443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH, D.C. 165

SEC FILE NUMBER
8- 53597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARLINS CAPITAL, LLC

OFFICIAL USE ONLY
117468
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6400 CONGRESS AVENUE, SUITE 2150
(No. and Street)

BOCA RATON (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN HONIG 561-443-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NY (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, JONATHAN HONIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARLINS CAPITAL, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARLINS CAPITAL, LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

MARLINS CAPITAL, LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of Marlins Capital, LLC:

We have audited the accompanying statement of financial condition of Marlins Capital, LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marlins Capital, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

January 30, 2003 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

MARLINS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	1,664,305
Securities owned at market value	733,791
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $ 8,193	59,851
Other assets	21,903
TOTAL ASSETS	$ 2,479,850

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable clearing organization	717,644
Accounts payable, accrued expenses, and other liabilities	173,146
TOTAL LIABILITIES	890,790
Member's equity	1,589,060
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,479,850

The accompanying notes are an integral part
of this financial statement.

MARLINS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Marlins Capital, LLC (the "Company"), was formed on February 15, 2001 as a Florida Limited Liability Company, and is wholly owned by Marlins Holdings, LLC, also a Florida Limited Liability Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission and was approved as a member of the National Association of Securities Dealers, Inc. on March 21, 2002.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. These transactions are generally cleared through and carried by a clearing broker dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control these risks by monitoring the securities activities of these customers and review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

(b) The Company records proprietary securities transactions and related profit and loss arising from these transaction on the trade date basis.

(c) Securities are valued at market, with the resulting unrealized gains and losses reflected in the statement of operations.

(d) Depreciation is computed using the straight line method over the estimated useful lives of the assets for financial accounting purposes.

(e) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - CLEARING ORGANIZATION

The Company's agreement with its clearing organization requires the Company maintain a minimum of $750,000 in cash and/or marketable securities in its proprietary account.

NOTE 4 - INCOME TAXES

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent for the lease of its office facilities. Rent expense paid to the Parent in 2002 was $13,578.

NOTE 6 - PROFIT SHARING PLAN

During 2002, the Company has established a profit sharing plan. The plan covers substantially all of its employees. This plan is based on each employee's years of service and compensation. An employee becomes fully vested upon completion of six years of qualifying service. The contribution to the plan by the Company for 2002 will be $69,788 which amount is reflected in the financial statements at December 31, 2002.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 8 to 1 during the first twelve months of operations, thereafter 15 to 1. At December 31, 2002, the Company had net capital of $1,364,589 which was $1,264,589 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was .13 to 1.